UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Fidelity National Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R105
(CUSIP Number)

KEITH MEISTER
CORVEX MANAGEMENT LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31620R105

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,285,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,285,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,285,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 31620R105

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,285,547
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,285,547
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,285,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP NO. 31620R105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Reporting Persons used the working capital of the Corvex Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) to purchase the Shares reported herein and to acquire the options referenced in Item 6 in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 18,285,547 Shares beneficially owned by Corvex is approximately $475,084,587, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have engaged and continue to engage in constructive and collaborative conversations with the Issuer’s Chairman, Board of Directors (the “Board”) and Management.  The Reporting Persons applaud the Issuer’s decision to explore strategic alternatives with regards to its non-core assets in order to unlock value not reflected in the current share price.  In addition, the Reporting Persons are pleased with the Issuer’s decision to focus capital allocation going forward towards the new core business and away from non-core businesses.  The Reporting Persons look forward to a continued, constructive dialogue with the Board and Management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 249,720,579 Shares outstanding, which is the total number of Shares reported outstanding as of October 31, 2013 in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2013.

As of the close of business on December 10, 2013, Corvex may be deemed to be the beneficial owner of 18,285,547 Shares, constituting collectively approximately 7.3% of the Shares outstanding.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares.  Each of Corvex and Mr. Meister disclaim beneficial ownership of such Shares, except to the extent of its or his pecuniary interest therein.

Item 5(c) is hereby amended and restated as follows:

(c)           The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31620R105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 10, 2013, the Reporting Persons exercised all call options reported owned in the Schedule 13D and this Amendment No.1 and thereby acquired 15,451,900 Shares in the aggregate. On December 10, 2013, upon exercise of such call options, all put options described in the Schedule 13D and this Amendment No. 1 that had not already expired terminated in accordance with their terms.

CUSIP NO. 31620R105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

/s/ Keith Meister
KEITH MEISTER

CUSIP NO. 31620R105

SCHEDULE A

Transactions by the Reporting Persons in the Shares Since the Filing of the Schedule 13D

The following table sets forth all transactions with respect to the Shares by or on behalf of the Reporting Persons effected since the filing of the Schedule 13D.  The response to Item 6 of this Amendment No. 1 is incorporated herein by reference.  Except as otherwise noted below, all such transactions were purchases or sales effected in the open market and the table includes commissions paid in per share prices.

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share/ Premium per Option($)	Date of Purchase/Sale

Purchase of Call Options	300,000(1)	11.32(2)	11/05/2013
Purchase of Call Options	200,000(1)	11.35(2)	11/06/2013
Purchase of Call Options	350,000(1)	10.91(2)	11/07/2013

Sale of Put Options	(300,000)(3)	0.01(4)	11/05/2013
Sale of Put Options	(200,000)(3)	0.01(4)	11/06/2013
Sale of Put Options	(350,000)(3)	0.01(4)	11/07/2013

(1)	Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on October 31, 2014.
(2)
This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $16.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3)
Represents shares underlying European-style put options sold in the over the counter market. These put options expire on the earlier of October 31, 2014 or the date on which the corresponding American-style call option described in footnote 1 is exercised.

(4)
This amount represents the proceeds received from an applicable European-style put option to sell one Share. The per share exercise price of these put options is $16.00. The exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to the exercise of the options.